INVEST IN **GOTHIC GIN**

An exclusive, ultra-premium gin distilled from sustainably sourced botanicals.


GOTHIC
GIN

gothicgin.com San Francisco CA

Alcohol | Cocktails | Distillery | Fundraising | Hospitality

LEAD INVESTOR

Steve Goldfarb

I invested in Gothic Gin because I truly believe in the product. Gothic Gin is different from other gins on the market and they make it part of their mission to not only educate their customers but provide great ideas and recipes as well. Their founder, Chris Klug, is very passionate about spirits and really committed to understanding how to make a successful brand. I also appreciate their mission to help with clean water and social equality.

Invested $4,000 this round

Highlights

1. 🔥$160K in sales to date
2. 🚀Sold in over 300 retail locations in the USA , UK and Australia.
3. 💪Founder has 26 years experience as a global business leader consulting Fortune 500 companies

4 🌹Official Partner of the Rose Bowl Stadium and Brookside Golf Club
3 💪Founder has 26 years experience as a global business leader consulting Fortune 500 companies

4. 🌹Official Partner of the Rose Bowl Stadium and Brookside Golf Club
5. 🏆Double Gold 2022 San Francisco World Comp. "Best" for American Gins at the 2020 World Gin Awards
6. 🥇3 Gold Medals at the 2020 Denver, Las Vegas and San Diego International Spirit Competitions
7. 🥇2 Gold Medals at the 2021 Pr%f Awards and Sunset International Spirit Competition.
8. 💚We dedicate 5% of profit to philanthropies

Our Team



Chris Klug CEO

26 years as a successful technology consultant and Global Business Manager. I was a fulltime saute chef to pay for my first bachelors degree and have studied viticulture and distillation ever since. In 2018 I created one of the world's best gins.

I am passionate about food, wine and spirits. I was on medical leave due to serious spinal issue. At the time I was facing an invasive and risky surgery. I took a bucket list trip to Europe. The first place I went was Barcelona. It was there that I took a class on making Gin. The laboratory is in the Gothic Quarter of Barcelona. Hence, Gothic Gin!



Michael Reynolds COO

25 years as a Business Manager in Los Angeles. I represented actors, musicians, professional athletes and high net worth individuals. I left that job in December of 2020 to work full time for Gothic Gin.

Pitch


GOTHIC GIN
PER DIVINITATEM LUMEN
Confidential and Privileged Information


EXECUTIVE SUMMARY
Pure, sustainable practices from start to finish.
Gothic Gin won Best in Category for American Contemporary Gins at the 2020 World Gin Awards.
Gothic Gin received a Gold Medal at the 2020 Denver International Spirit Competition.
Gothic Gin received a Gold Medal in a blind tasting competition against ~460 Gins at the 2019 World Gin Awards.
At every step, Gothic Gin follows our core values of integrity, service, transparency, fun and persistence.
Our base spirit is Kosher certified 190 proof ethanol, which we infuse with 7 high quality, sustainably sourced botanicals.
Gothic Gin dedicates 5% of gross profit to philanthropies. We are focused on clean ocean and clean water for everyone and creating a product that reflects our commitment.
Learn more at www.gothicgin.com
CONFIDENTIAL AND PRIVILEGED INFORMATION 2 GOTHIC GIN


ABOUT GOTHIC GIN – THE BEGINNINGS
Gothic Gin was founded by Chris Klug while he was on a trip to Barcelona during September of 2017.
Chris has been a passionate student of viticulture and distillation for over 25 years. Chris paid for his college by being a full-time sauté sui chef. It was through this job that Chris took an extensive wine pairing class and fell in love with the world of Spirits.
Chris has had a successful 24-year career in technology sales and business consulting working for companies like Intel, Xerox, Microsoft and Salesforce.
While in Barcelona in 2017, Chris took a class on how to make Gin. His eyes were opened the beautiful world that Gin is and can be. Chris shared his gin with the professor and the other classmates who happened to be professional distillers. It was unanimously agreed that Chris had created something special.
When challenged by another distiller, "What is the name of your Gin?" Chris stopped to think. The laboratory they were all standing in is just off of Placa Real in the heart of the Gothic Quarter of Barcelona. Chris responded, "Well, it's Gothic Gin of course!"
And on September 19th, 2017, Gothic Gin was born.
CEO & Founder
Chris Klug
CONFIDENTIAL AND PRIVILEGED INFORMATION 3 GOTHIC GIN


INDUSTRY INSIGHTS
From Grandview Research
"The global craft spirits market size was valued at USD 6.13


U.S. craft spirits market revenue, by distiller size, 2014 - 2025 (USD Billion)
Large
Medium
Small

billion in 2016 and is expected to witness a growth at a CAGR of 33.4% from 2017 to 2025. Craft spirits are domestically produced in distilleries, which have a production volume below 750,000 gallons. Millennial population with considerable purchasing power is expected to drive the market over the forecast period.

Craft spirits are produced by licensed distillers with specified production volume. They should have independent operations with less than 25% capital and operational control from an alcoholic beverage industry player. In the U.S., the product needs to have a label approved by the Alcohol and Tobacco Tax and Trade Bureau.

INDUSTRY INSIGHT

"You have a convenience trend happening, you have a lifestyle thing happening, and then you have this can phenomenon," says Kevin Roberts, the executive vice president of supplier engagement for the alcohol distributor Breakthru Beverage Group, based in the U.S. and Canada. "You put those three together, and then you top it off with a consumer that's blending and bleeding into other categories, and it's a very exciting time for prepared cocktails. But they have to be unique; they have to be high quality. We're definitely seeing the consumer move to more premium prepared cocktail solutions. It's something that we're investing in and that we're really excited about."

Ready To Drink Market 2019 Global Industry Trends, Statistics, Competition Strategies, Revenue Analysis, Key Players, Regional Analysis by Forecast to 2025

The Rise of the Ready to Drink Cocktail

CRAFT DISTILLATION INDUSTRY OUTLOOK

7,160,000	$3.7B	30%	25.2m & $13B	~33%
9-Liter Cases in USA 2017	In 2017 US Revenue	Growth YoY 2016-2017	Est. Case & Revenue Volume by 2021	Craft Gin forecast YoY growth to 2025

SUCCESS

THE GOTHIC GIN DIFFERENTIATION

- Gothic Gin uses two different techniques with eucalyptus.
  - An ingredient not commonly found in any gin.
- Gothic Gin begins with a Kosher certified corn based pure ethanol whereas most gins use a grain based GNS.
- Gothic Gin uses high quality, sustainably sourced ingredients that are more expensive than other lower quality options.
- Gothic Gin runs are measured to the thousandth of a milligram and timed by stopwatch.
- Gothic Gin's EU and US trademark approved brand name is an immediately globally recognizable name.
- Gothic Gin's label is unique and stands out on the bar shelf.
- Sr Editor at the Gin Guide industry guru Paul Jackson said,
  - **"I'm tipping Gothic Gin to be a big one - you heard it here first!"**
- CEO and founder of Gothic Gin, Chris Klug has 24 years experience as a Global Business leader consulting fortune 50 companies on process excellence, customer experience and cutting-edge technologies.


GOTHIC
GIN

INGREDIENTS

140 Proof Pure Ethanol
Juniper Berry
Black Pepper
Coriander Seed
Orris Root
Angelica Root


GOTHIC
GIN

Eucalyptus

Valencia Orange Peel



GOTHIC GIN HAS TRACTION


WORLD GIN AWARDS
GLOBAL SPIRIT AWARDS GOLD
Gold 20|20

Gothic Gin wins Gold at the World Gin Awards for American Contemporary Gins

Gothic Gin wins Bronze in the $100 bottle category at the Singapore

Gothic Gin was the buzz of GinLive London:

"And then there was a brand-new brand in the form of Gothic Gin which, despite not yet having fully launched, was awarded World Gin Awards 2019 Gold Medal for Contemporary Style Gin from the United States. (sic) the spirit – featuring juniper, coriander and citrus alongside eucalyptus leaf and Indonesian black lampong peppercorns. Paul from The Gin Guide has already tipped this for great success and who am I to argue with him?!" -GinADingDing Blogger and Gin Judge

"Next up Gothic Gin. Beautifully soft and named after the Gothic Quarter in Barcelona, I was delighted with its smoothness. It was ever such a soft gin and featuring your staple botanicals, and some more unusual ones such as eucalyptus, it was a really unusual offering." -UnderTheGinfluence, Blogger, Gin Judge

Gothic Gin has an order for 1,500 bottles to be distributed to club members of the Gin Society of Australia as the September featured Gin of the Month. (estimated $50,000 Net Profit to Gothic Gin)

The Gin Guide, founded by Paul Jackson, has agreed to feature Gothic Gin as the "Gin of the Week."

BOTTLE PRICING

Gothic Gin Price List

Gothic Gin Price List	USD	USD
	Per Bottle 750ml	Per Case 750ml
Price to Consumer	$49.95	$299.00
Price to Retailer	$37.00	$222.00
Price to Wholesaler	$28.00	$168.00

GOTHIC GIN, INC.
INCOME STATEMENT
5 YEAR FORECAST

		YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
	Estimated Cases Sold	4,552	8,194	11,472	16,061	22,485
Revenue						
Net Sales		$ 1,201,823.58	$ 2,163,282.45	$3,028,595.43	$ 4,240,033.61	$ 5,936,047.05
COGS						
Distilled Product		$ 123,947.37	$ 223,105.26	$ 312,347.37	$ 437,286.32	$ 612,200.84
Fulfilment and Distribution		$ 62,499.11	$ 112,498.40	$ 157,497.77	$ 220,496.87	$ 308,695.62
Total Cost of Goods Sold		$ 186,446.48	$ 335,603.67	$ 469,845.13	$ 657,783.19	$ 920,896.46
Gross Profit		$ 1,015,377.10	$ 1,827,678.78	$2,558,750.30	$ 3,582,250.42	$ 5,015,150.58
Gross Profit Percentage		84%	84%	84%	84%	84%
Expenses						
Operating Expenses	Percent of Gross Profit					
Marketing	10%	$ 104,165.19	$ 187,497.34	$ 262,496.28	$ 367,494.79	$ 514,492.70
Contract Labor	7%	$ 69,443.46	$ 124,998.23	$ 174,997.52	$ 244,996.52	$ 342,995.13
Philanthropy (tax deductible)	3%	$ 34,721.73	$ 62,499.11	$ 87,498.76	$ 122,498.26	$ 171,497.57
Technology: Website, CRM, Augmented Reality Label	5%	$ 52,082.59	$ 93,748.67	$ 131,248.14	$ 183,747.39	$ 257,246.35
Total Operating Expenses	26%	$ 260,412.97	$ 468,743.35	$ 656,240.69	$ 918,736.97	$ 1,286,231.75
Earnings Before Tax		$ 754,964.13	$ 1,358,935.43	$1,902,509.61	$ 2,663,513.45	$ 3,728,918.83
Taxes	CA $3.30 / gallon, Fed TTB paid in Fulfilment	$ 17,858.71	$ 32,145.68	$ 45,003.95	$ 63,005.53	$ 88,207.75
Net Earnings		$ 737,105.42	$ 1,326,789.75	$1,857,505.65	$ 2,600,507.92	$ 3,640,711.08
		Reasonable Average First 12 months for Boutique Liquor company in market.	80% Growth year 1 to 2 due to scaling up and market newness.	Forecast Industry average of 40% YOY growth.	Forecast Industry average of 40% YOY growth.	Forecast Industry average of 40% YOY growth.

Forward-looking projections cannot be guaranteed.

GROWING THE COMPANY

Gothic Gin will release four RTD's in 2022 creating five new SKU's. Each RTD will sell as a single can or as a four pack. We will also offer a mixed four pack with one of each cocktail included.


GOTHIC GIN
GOTHIC KISS
GOTHIC GIN
GOTHIC GIN
GOTHIC GIN


CONFIDENTIAL AND PRIVILEGED INFORMATION


GOTHIC
GIN
GOTHIC
KISS

RTD PRICING

The following RTD cost analysis includes some costs, like Branding and the Flavor House which are one-time costs even at lower MOQs going forward.

	20k run	250k run
Per Can COGS	$ 2.75	$ 0.93
Can Price to Consumer	$ 3.99	
Per Can Margin	$ 1.24	$ 3.06
Per 4-pack Case COGS	$ 10.99	$ 3.71
Case Price to Consumer	$ 14.99	
Per Case Margin	$ 4.00	$ 11.28

RTD PRODUCTION COSTS

We will be leveraging our current distillation resources, relationships and expertise.
Gothic Gin can utilize our current distillery infrastructure to distill, mix onsite store in a bright tank, can and box.

Summary of COGS for 20,000 can and 250,500 can runs.

	20k Run	250k run
Flavor House	$ 5,000	$ 5,000
Ingredients	$ 5,000	$ 25,000
Cans	$ 6,000	$ 35,000
Canning	$ 4,800	$ 42,500
Packaging	$ 7,962	$ 26,275
Velcorin	$ 1,000	$ 3,000
Host Facility	$ 5,200	$ 65,000
Branding	$ 10,000	$ 10,000
Fulfillment	$ 10,000	$ 20,000
Total	$ 54,962	$ 231,775
Per Can COGS	$ 2.75	$ 0.93

RTD PRODUCTION COSTS

Summary of Vendor Quotes per MOQ

	Per Can	MOQ	MOQ Extended Cost
CanSource	0.34	20,000	$ 6,800
Ball	0.14	250,000	$ 35,000
Visionary	0.3	20,000	$ 6,000
Mercenary Canning	0.24	20,000	$ 4,800
Mercenary Canning	0.17	250,000	$ 42,500
Can Van	0.26	20,000	$ 5,200
Griffo	0.26	20,000	$ 5,200
Visionary-PackTech	0.1263	63,040	
	0.121	126,080	
	0.1042	252,160	

Estimated Annual Revenue and Profit Summary

Estimated Per Year Sales	250k Cans	1-m Cans
Gross Revenue	$997,500.00	$3,990,000.00
Gross Profit At 20k MOQs	$310,475.60	$1,241,902.40
Gross Profit at 250k MOQs	$765,724.93	$3,062,899.71

Forward-looking projections are not guaranteed.




WHAT IS GOTHIC GIN NOW?
Gothic Gin has US Federal TTB wholesaler permit CA-P-24522
Gothic Gin has a California ABC Type 13 Import/Export Wholesale license
Gothic Gin has a California Solicitors permit allowing for direct sales to retail.
Gothic Gin is a registered patent approved trademark in the US and the EU.
Gothic Gin formula 005 has been registered at the federal TTB.
Gothic Gin's label is US COLA approved.
gothicgin.com is wholly owned by Gothic Gin, Inc.
Gothic Gin, Inc. is a Delaware C Corp.
Gothic Gin produces three pallets (80cases of 6 bottle .750ml @90 Proof) /day.
Gothic Gin can produce up to 100,000 gallons per year.
Distribution capabilities today across the USA, EU today via Park Street distributors.
CONFIDENTIAL AND PRIVILEGED INFORMATION
18
GOTHIC GIN

Downloads

kentuckyderby final resize.png

GothicGin-Front750ml.jpg

DSC 0018-crop-resize.jpg

DSC01999.JPG

gothicgin-0237 1 .jpg